EXHIBIT (d)(10)

EMPLOYMENT AGREEMENT

[Executive]

EMPLOYMENT AGREEMENT (this “Agreement”), dated             , 2013 (the “Effective Date”), by and among [Denali], Inc. (the “Company”), [Denali] Holding, Inc. (“Parent”) and [Executive] (“Executive”) (together, the “Parties”).

WHEREAS, in connection with the transactions contemplated by the Agreement and Plan of Merger by and among Parent, [Denali] Intermediate Inc., [Denali] Acquiror Inc. and the Company, dated             , 2013 (the “Merger”), Parent and the Company desire to employ Executive pursuant to the terms, provisions and conditions set forth in this Agreement; and

WHEREAS, Executive desires to accept such employment on the terms, provisions and conditions hereinafter set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Parties hereby agree as follows:

1. Term. Executive shall be employed by Parent and the Company on the terms and subject to the provisions and conditions set forth in this Agreement for a period commencing on the Effective Date and ending as provided in Section 6 of this Agreement (the “Term”). Upon Executive’s termination of employment with Parent and the Company for any reason, Executive shall immediately resign all officer positions he then holds with Parent, the Company and any of their subsidiaries (together, the “Company Group”).

2. Position and Duties.

a. Position. Commencing on the Effective Date, Executive shall serve as the Chief Executive Officer of Parent and the Company and as Chairman of both Parent’s board of directors (the “Parent Board”) and the Company’s board of directors (the “Company Board”). If requested by the Parent Board, Executive hereby also agrees to serve as an officer or director of any member of the Company Group, without additional compensation.

b. Duties. Executive shall have the powers, authorities, and duties of management customarily vested in the offices of chief executive officer and chairman of the board. Executive shall report solely to the Parent Board. Executive shall devote Executive’s full business time and attention to the performance of Executive’s duties hereunder and shall not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services, either directly or indirectly; provided, that nothing herein shall preclude Executive from (i) with the prior written consent of the Parent Board, serving on the board of directors of other for-profit companies that do not compete with the Company Group (ii) serving on civic or charitable boards or committees, delivering lectures, fulfilling speaking engagements or teaching at educational institutions; or (iii) managing personal investments (including, without limitation, through MSD Capital, L.P.), so long as all such activities described in clauses (i) through (iii) above do not materially interfere with the performance of Executive’s duties and responsibilities under this Agreement.

3. Cash Compensation.

a. Base Salary. During the Term, Executive shall receive an initial annual base salary (the “Base Salary”) of nine hundred fifty thousand dollars ($950,000), payable in regular installments in accordance with the Company’s usual payroll practices. The Base Salary shall be subject to annual review by the Parent Board, and subject to increase, but not decrease.

b. Annual Bonus. With respect to each fiscal year of the Company ending during the Term, Executive shall be eligible to earn an annual bonus pursuant to the annual bonus plan applicable to senior executive officers of the Company (the “Annual Bonus”), with a target bonus equal to two hundred percent (200%) of the Base Salary (the “Target Bonus”). The Annual Bonus, if any, earned for a fiscal year shall be paid to Executive on the date selected by the Company in the fiscal year following the fiscal year to which the Annual Bonus relates, but in no event later than the date that is two and one-half (2 1/2) months following the end of the fiscal year.

4. Equity Compensation. As soon as practicable following the closing of the Merger, Parent shall grant Executive stock options with a 10-year term to purchase shares of the Class A common stock of Parent (the “Options”) having an aggregate exercise price of $150 million, with a per share exercise price equal to the price per share paid by Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and/or their respective affiliates (collectively, the “SLP Investors”) to acquire shares of the Class B common stock of Parent in the Merger. Subject to Executive’s continued employment with Parent and the Company or continued service as a director on the Company Board or the Parent Board on each applicable vesting date, the Options will vest at a rate of 20% per year on each of the first five anniversaries of the closing of the Merger. Upon the latest of (X) a resignation of Executive’s employment by Executive, (Y) a termination of Executive’s employment by the Company for “Cause” (defined in the same manner as “cause” is defined in the Stockholders Agreement among Parent and the various equity investors therein, dated as of             , 2013 (the “Stockholders Agreement”)), and (Z) Executive ceasing to serve as a member of the Company Board or the Parent Board, all unvested Options will be forfeited for no consideration. Vested Options shall remain exercisable for (i) 90 days following the latest of (A) the date on which Executive resigns his employment, (B) the date Executive’s employment is terminated by the Company for Cause, and (C) the date on which Executive ceases to serve as a member of both the Parent Board and the Company Board (but in no event later than the expiration of the 10-year term of the Options), or (ii) in all other cases, the remainder of the 10-year term of the Options. All Options shall be subject to the customary terms of an equity incentive plan to be implemented following the closing of the Merger and the terms of the applicable award agreement; provided, that such terms shall include (w) a cashless “net exercise” feature, (x) tax withholding being able to be satisfied by the withholding of shares otherwise deliverable upon exercise of the Options, (y) no limitations or restrictions on the Class A common stock of Parent purchased through exercise of the Options other than as contained in the Stockholders Agreement and (z) accelerated vesting upon a “Change in Control” (as defined below).

For purposes of this Agreement, “Change in Control” shall mean the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the consolidated assets of Parent and its subsidiaries, taken as a whole, to any person, entity or group, other than Parent or its subsidiaries, (ii) the acquisition by any person, entity or group (other than (A) SLP Investors, (B) Executive, (C) any “Permitted Transferee” of Executive (as such term is defined in the Stockholders Agreement), (D) any affiliates of any of the foregoing (A), (B) or (C) or (E) any “group” (within the meaning of Section 13(d) of the Securities Act of 1934, as amended) that includes any person or entity described in (A), (B), (C) or (D)), of beneficial ownership of capital stock representing fifty percent (50%) or more of the total voting power of Parent other than pursuant to a merger or consolidation of Parent with or into any other entity that does not constitute a Change of Control pursuant to clause (ii) or (iii) any merger or consolidation of Parent with or into any other entity unless the holders of Parent outstanding voting securities immediately prior to the closing of such transaction directly or indirectly beneficially own equity representing a majority of the total voting power of the resulting or successor entity (or the parent entity thereof) in substantially the same proportions as their ownership immediately prior to such merger or consolidation. For the avoidance of doubt, “Change of Control” shall not include any merger, consolidation or other business combination (y) for the purpose of changing the jurisdiction of formation of Parent or (y) to provide for a conversion of Parent to any other capital structure for the purpose of a public offering of the securities of Parent or such successor entity resulting from such conversion of Parent that is registered pursuant to the Securities Act of 1933, as amended.

5. Employee Benefits; Financial Counseling and Tax Preparation Assistance; Annual Physical; Security; Expense Reimbursement.

a. Employee Benefits. During the Term, Executive shall be able to participate in employee benefit plans and perquisite and fringe benefit programs on a basis no less favorable than such benefits and perquisites provided by the Company from time to time to the Company’s other senior executives, and no less favorable than those provided to Executive prior to the date of this Agreement. Executive shall receive at least [twenty (20) days] of paid vacation annually in accordance with the Company’s vacation policy, as in effect from time to time.

b. Financial Counseling and Tax Preparation Assistance. The Company shall reimburse Executive for up to $12,500 per year for fees incurred with respect to financial counseling and tax preparation assistance.

c. Annual Physical. The Company shall reimburse Executive for the costs (including travel and lodging costs) associated with a comprehensive annual physical for himself and his spouse, up to an annual maximum of $5,000 per person.

d. Security. The Company shall provide Executive with business-related security protection at the same level as in effect prior to the date of this Agreement.

e. Expense Reimbursement. Executive shall be entitled to receive prompt reimbursement for all travel and business expenses reasonably incurred and accounted for by Executive (in accordance with the policies and procedures established from time to time by the Company and no less favorable than the policies and procedures in effect prior to the date of this Agreement) in performing services hereunder.

6. Termination of Employment. The Term and Executive’s employment hereunder may be terminated only (i) by Executive at any time, for any reason or no reason, with or without notice and with or without good cause and (ii) by the Parent Board (A) for Cause at any time or (B) following the first to occur of a Change in Control or an “IPO” (as that term is defined in the Stockholders Agreement) at any time, for any reason or no reason, with or without notice and with or without Cause.

7. Indemnification and D&O Insurance. Parent and the Company, and their successors and/or assigns, shall indemnify and defend Executive to the fullest extent allowed by applicable law, including without limitation in respect of the advancement of legal fees and expenses, with respect to any claims that may be brought against Executive arising out of any action taken or not taken in Executive’s capacity as an officer or director of any member of the Company Group. In addition, Executive shall be covered as an insured in respect of Executive’s activities as an officer or director of any member of the Company Group by the Company’s Directors and Officers liability policy or other comparable policies obtained by any member of the Company Group or any of their successors, to the fullest extent provided by such policies. Such policies shall provide coverage for Executive in amounts and under terms and conditions no less favorable than in effect prior to the date of this Agreement, and shall remain in effect after the termination of Executive’s services to the Company Group for the period of the longest statute of limitations applicable to any claim which may be brought against Executive in respect of such activities. The indemnification obligations under this Section 7 shall remain in effect following Executive’s termination as an employee, officer or director of any member of the Company Group.

8. Sensitive Information and Intellectual Property. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in Section 8 to be reasonable (the “Covenants”) if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein. The Covenants supersede all prior agreements between Executive and the Company (or any predecessor) on the same subjects.

a. Sensitive Information. During Executive’s employment with the Company Group, the Company Group agrees to provide Executive with Sensitive Information (as defined below) and to associate Executive with the Company Group’s good will. Executive agrees not to use, publish, misappropriate, or disclose any Sensitive Information, during or after Executive’s employment, except (i) as required in the performance of Executive’s duties for the Company Group, (ii) as expressly authorized in writing by the Company Group, (ii) as required by law or (iv) for information which legally and legitimately is or becomes of general public knowledge from authorized sources other than Executive.

For purposes of this Agreement, “Sensitive Information” means that subset of the Company Group’s confidential and proprietary information, and trade secrets that is not generally disclosed to non-management employees of the Company Group. Sensitive Information includes, but is not limited to, the following:

i. Technical information of the Company Group, its customers or other third parties that is in use, planned, or under development, such as but not limited to: manufacturing and/or research processes or strategies (including design rules, device characteristics, process flow, manufacturing capabilities and yields); computer product, process and/or devices (including device specification, system architectures, logic designs, circuit implementations); software product (including operating system adaptations or enhancements, language compilers, interpreters, translators, design and evaluation tools and application programs); and any other databases, methods, know-how, formulae, compositions, technological data, technological prototypes, processes, discoveries, machines, inventions and similar items;

ii. Business information of the Company Group, its customers or other third parties, such as but not limited to: actual and anticipated relationships between the Company Group and other companies; financial information (including sales levels, pricing, profit levels and other unpublished financial data); global procurement processes, strategies or information; information relating to customer or vendor relationships (including performance requirements, development and delivery schedules, device and/or product pricing and/or quantities, customer lists, customer preferences, financial information, credit information; and similar items;

iii. Personnel information of the Company Group, such as but not limited to: information relating to employees of the Company Group (including information related to staffing, performance, skills, qualifications, abilities and compensation); key talent information; scaling calls; organizational human resource planning information; and similar items; and

iv. Information relating to future plans of the Company Group, its customers or other third parties, such as but not limited to: marketing strategies; new product research; pending projects and proposals; proprietary production processes; research and development strategies; and similar items.

b. Intellectual Property.

i. If Executive creates, invents, designs, develops, contributes to or improves any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials), either alone or with third parties, at any time during Executive’s employment by the Company Group and within the scope of such employment and/or with the use of any the Company Group’s resources (“Company Works”), Executive shall promptly and fully disclose same to the Company Group and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company Group to the extent ownership of any such rights does not vest originally in the Company.

ii. Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company Group) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company Group at all times.

iii. Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company Group’s expense (but without further remuneration) to assist the Company Group in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company Group’s rights in the Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

iv. Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company Group any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company Group and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.

9. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the Covenants would be inadequate and the Company Group would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of a breach or threatened breach of any of the Covenants, in addition to any remedies at law, the Company Group, without posting any bond, may seek equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

10. Section 409A of the Code. The Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or an exemption or exclusion therefrom and shall in all respects be administered in accordance with Section 409A of the Code. The Company and Executive mutually intend to structure the payments and benefits described in this Agreement, and Executive’s other compensation, to be exempt from or to comply with the requirements of Section 409A of the Code to the extent applicable. Each payment under this Agreement shall be treated as a separate payment for purposes of Section 409A of the Code. In no event, other than making a permissible deferral election under Section 409A of the Code in accordance with the terms of a Company nonqualified deferred compensation plan, may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement. All reimbursements and in-kind benefits provided under this Agreement that constitute deferred compensation within the meaning of Section 409A of the Code shall be made or provided in accordance with the requirements of Section 409A of the Code, including, without limitation, that (i) in no event shall reimbursements by the Company under this Agreement be made later than the end of the calendar year next following the calendar year in which the applicable fees and expenses were incurred, provided, that Executive shall have submitted an invoice for such fees and expenses at least 10 days before the end of the calendar year next following the calendar year in which such fees and expenses were incurred; (ii) the amount of in-kind benefits and the Company is obligated to pay or provide in any given calendar year shall not affect the in-kind benefits that the amount the Company is obligated to pay or provide in any other calendar year; (iii) Executive’s right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company’s obligations to make such reimbursements or to provide such in-kind benefits apply later than Executive’s remaining lifetime (or if longer, through the 20th anniversary of the Effective Date). Within the time period permitted by the applicable Treasury Regulations, the Company may, in consultation with Executive, modify this Agreement, in the least restrictive manner necessary and without any diminution in the value of the payments to Executive, in order to cause the provisions of the Agreement to comply with the requirements of Section 409A of the Code, so as to avoid the imposition of taxes and penalties on Executive pursuant to Section 409A of the Code. The Parties acknowledge that, following the Merger and prior to an IPO, Executive will not be a “specified employee” for purposes of Section 409A of the Code.

11. Section 280G of the Code. So long as no stock of the Company or Parent is readily tradable on an established securities market as described in Section 280G(b)(5)(A)(ii)(I) of the Code, in the event that any payment that is either received by Executive or paid by the Company or Parent on Executive’s behalf or any property, or any other benefit provided to Executive under the Agreement or under any other plan, arrangement or agreement with the Company, Parent or any other person whose payments or benefits are treated as contingent on a change of ownership or control of the Company or Parent (or in the ownership of a substantial portion of the assets of the Company or Parent) or any person affiliated with the Company, Parent or such person (but only if such payment or other benefit is in connection with Executive’s employment by the Company or Parent) (collectively the “Payments”), would be subject to the tax imposed by Section 4999 of the Code (and any similar tax that may hereafter be imposed by any taxing authority) (the “Excise Tax”), the Company and Parent shall, with respect to such Payments and with the cooperation of Executive, use their reasonable best efforts to obtain a vote satisfying the requirements of Section 280G(b)(5) of the Code, such that no portion of the Payments will be subject to such Excise Tax.

12. Miscellaneous.

a. Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by Executive and an officer of Parent and the Company (other than Executive) duly authorized by the Parent Board and the Company Board, as applicable, to execute such amendment, waiver or discharge. No waiver by any Party of any breach of any other Party of, or compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

b. Successors and Assigns.

i. This Agreement is personal to Executive and without the prior written consent of Parent and the Company shall not be assignable by Executive otherwise than by will, by any valid testamentary substitute (including a revocable trust that becomes irrevocable upon the death of Executive), or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

ii. This Agreement shall inure to the benefit of and be binding upon Parent, the Company and their respective successors and, other than as set forth in Section 10(d)(iii), shall not be assignable by Parent or the Company without the prior written consent of Executive.

iii. The Agreement shall be assignable by Parent and the Company to any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company; provided, that Parent and the Company shall require such successor(s) to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Parent and the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise and “Parent” shall mean Parent as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

c. Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, or if mailed by registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt; provided, however, that (i) notices sent by personal delivery or overnight courier shall be deemed given when delivered; (ii) notices sent by facsimile transmission shall be deemed given upon the sender’s receipt of confirmation of complete transmission; and (iii) notices sent by registered mail shall be deemed given two (2) days after the date of deposit in the mail.

If to Executive, to such address as shall most currently appear on the records of the Company,

with a copy, which shall not constitute notice, to:

Wachtell, Lipton, Rosen & Katz LLP

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

Facsimile: (212) 403-2000

Attention: Michael Segal and Steven Rosenblum

If to Parent or the Company, to:

[Denali], Inc.

One [Denali] Way

Round Rock, TX 78682

Telephone: (512) 338-4000

Facsimile: (512)

With a copy, which shall not constitute notice, to:

Silver Lake Partners

9 W. 57th Street, 32nd Floor

New York, NY 10019

Telephone: (212) 981-5600

Facsimile: (212) 981-3535

Attention: Andrew Schader

and

Simpson, Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

Telephone: (650) 251-5000

Facsimile No.: (650) 251-5002

Attention: Rich Capelouto and Tristan Brown

d. GOVERNING LAW; CONSENT TO JURISDICTION; JURY TRIAL WAIVER. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF TEXAS OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF TEXAS WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR

CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. ANY ACTION TO ENFORCE THIS AGREEMENT MUST BE BROUGHT IN, AND THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF, A COURT SITUATED IN TRAVIS COUNTY, TEXAS. EACH PARTY HEREBY WAIVES THE RIGHTS TO CLAIM THAT ANY SUCH COURT IS AN INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION. EACH PARTY TO THIS AGREEMENT WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM.

e. Severability of Invalid or Unenforceable Provisions. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

f. Advice of Counsel and Construction. Each Party acknowledges that such Party had the opportunity to be represented by counsel in the negotiation and execution of this Agreement. Accordingly, the rule of construction of contract language against the drafting party is hereby waived by each Party.

g. Entire Agreement. This Agreement constitutes the entire agreement between the parties as of the Effective Date and supersedes all previous agreements and understandings between the parties with respect to the subject matter hereof.

h. Withholding Taxes. The Company shall be entitled to withhold from any payment due to Executive hereunder any amounts required to be withheld by applicable tax laws or regulations.

i. Section Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

j. Cooperation. During the Term and, subject to Executive’s other personal and professional obligations, for two years thereafter, Executive agrees to cooperate, (i) with the Company in the defense of any legal matter involving any matter that arose during Executive’s employment with the Company or any other member of the Company Group; and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to the Company or any other member of the Company Group involving any matter that arose during Executive’s employment with the Company or any other member of the Company Group. The Company will reimburse Executive for any reasonable travel and out-of-pocket costs and expenses incurred by Executive in providing such cooperation.

k. Survival. Sections 7, 8, 9 and 10 shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Term or of Executive’s employment with the Company or any other member of the Company Group.

l. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

[DENALI HOLDING, INC.]

By:
Name:
Title:

[DENALI , INC.]

By:
Name:
Title:

EXECUTIVE

[Executive]

[Signature Page to Employment Agreement]